Exhibit 21.1

List of Subsidiaries

Entity	Place of Incorporation	Ownership Percentage
Beijing Tenet Jove Technological Development Co., Ltd.	Beijing, China	100%
Tianjin Tenet Huatai Technological Development Co., Ltd.	Tianjin, China	90%
Shineco Zhisheng (Beijing) Bio-Technology Co.	Beijing, China	VIE
Yantai Zhisheng International Freight Forwarding Co., Ltd.,	Yantai, China	VIE
Yantai Zhisheng International Trade Co., Ltd.	Yantai, China	VIE
Yantai Mouping District Zhisheng Agricultural Produce Cooperative	Yantai, China	VIE
Qingdao Zhihesheng Agricultural Produce Services Co., Ltd.	Qingdao, China	VIE
Ankang Longevity Pharmaceutical (Group) Co., Ltd.	Ankang, China	VIE
Ankang Longevity Pharmaceutical (Group) Traditional Chinese Medicine Decoction Pieces Co., Ltd.	Ankang, China	VIE
Ankang Longevity Pharmaceutical Group Chain Co., Ltd.	Ankang, China	VIE
Ankang Longevity Pharmaceutical Group Pharmaceutical Industry Co., Ltd.	Ankang, China	VIE